NEWS RELEASE OTCQB: CPPXF

Continental Posts Q3, 2013 Results

JAKARTA, Indonesia – December 2, 2013 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international oil and gas company, today announced a summary of results for its third quarter of fiscal 2013 ended March 31, 2013. Additional detail is available for download from the SEDAR website at www.sedar.com and the SEC website at www.sec.gov.

Current Working Capital – As at March 31, 2013, the Company’s condensed interim consolidated financial statements reflect a working capital deficit of $656,153. This represents a decrease in working capital of $378,338 compared to the June 30, 2012 working capital deficit of $277,815.

Operations – Overall, the Company had a loss from operations during the nine month period ended March 31, 2013 of $747,623 compared to $1,638,096 during the nine month period ended March 31, 2012.

On behalf of the Company,

Robert V. Rudman, CFO

Source:	Continental Energy Corporation
Media Contacts:	Robert Rudman, CFO, 561-779-9202, rrudman@continentalenergy.com
Further Info:	www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.